UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                          Imclone Systems Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    45245W109
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 18, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Dixon Guarantor LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      200,000

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      200,000

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      200,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.24%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      4,202,049

8  SHARED VOTING POWER
      200,000

9  SOLE DISPOSITIVE POWER
      4,202,049

10 SHARED DISPOSITIVE POWER
      200,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,402,049

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.26%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      4,402,049

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      4,402,049

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,402,049

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.26%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      900,800

8  SHARED VOTING POWER
      4,402,049

9  SOLE DISPOSITIVE POWER
      900,800

10 SHARED DISPOSITIVE POWER
      4,402,049

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,302,849

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.34%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      American Real Estate Holdings Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      3,025,603

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      3,025,603

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,025,603

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.62%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      American Real Estate Partners L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      3,025,603

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      3,025,603

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,025,603

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.62%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      American Property Investors, Inc.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      3,025,603

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      3,025,603

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,025,603

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.62%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Beckton Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      3,025,603

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      3,025,603

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,025,603

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.62%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Gail Golden

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      15,000

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      15,000

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.02%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      8,328,452

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      8,328,452

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.95%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed on February 14, 2006 by the Registrants, relating to the Common Stock, $.001 par value (the "Shares"), of Imclone Systems Incorporated, a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1. The address of the principal executive offices of the Issuer is 180 Varick Street, New York, New York 10014. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and restated as follows:

     As of the close of business on April 20, 2006, the aggregate purchase price of the 8,328,452 Shares owned by Icahn Group was $290,638,142.20 (including commissions). The source of funding for the purchase of these Shares was general working capital of Barberry, High River, Dixon and AREH, and pursuant to margin accounts in the regular course of business. As of the close of business on April 20, 2006, the aggregate purchase price of the 15,000 Shares purchased by Ms. Golden was $663,569.97 (including commissions). The source of funding for the purchase of these Shares were personal funds of Ms. Golden.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

   Representatives of Registrants have had conversations with representatives of Issuer, during which they discussed various subjects raised by Registrants, including adding as a director someone with a strong background in biotechnology who is known to Registrants and was already known to Issuer, raising the threshold of the Issuer's poison pill and making other liberalizing changes in such poison pill. On April 20, 2006, Issuer's representatives informed Registrants that they are considering Registrants' suggestions and plan to discuss them with Issuer's Board of Directors at its upcoming meeting.





Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated as follows:

     (a) As of the close of the business day on April 20, 2006: (i) the Icahn Group may be deemed to beneficially own, in the aggregate, 8,328,452 Shares, representing approximately 9.95% of the Issuer's outstanding Shares; and (ii) Ms. Golden owns 15,000 Shares representing approximately 0.02% of the Issuer's outstanding Shares in each case (based upon the 83,691,684 Shares stated to be outstanding as of March 7, 2006 by the Issuer in the Issuer's Form 10Q filed with the Securities and Exchange Commission on March 16, 2006).

     (b) High River by virtue of its relationship to Dixon (as disclosed in Item
2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 200,000 Shares which Dixon owns. High River disclaims beneficial ownership of such Shares for all other purposes. Each of Barberry and Hopper by virtue of their relationship to High River and Dixon (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 4,202,049 Shares which High River owns and the 200,000 Shares which Dixon owns. Each of Barberry and Hopper disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Barberry, Hopper, High River, and Dixon (as disclosed in Item
2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 900,800 Shares which Barberry owns, the 4,202,049 Shares which High River owns and the 200,000 Shares which Dixon owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 15,000 Shares which Ms. Golden owns. Mr. Icahn disclaims beneficial ownership of such Shares for all purposes.

     Each of Mr. Icahn, Beckton, API, and AREP, by virtue of their relationship to AREH (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 3,025,603 Shares that AREH owns. Each of Mr. Icahn, Beckton, API, and AREP disclaim beneficial ownership of such Shares for all other purposes.

     (c) The following transactions with respect to the Shares were effected during the past sixty (60) days by any of the Registrants.

Name        Date        No. of Shares Purchased      Price Per Share
----        ----        -----------------------      ---------------
AREH      4/13/2006             70,000                    32.99
AREH      4/17/2006             30,000                    32.88

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2006


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP

By:  American Property Investors, Inc., general partner

     By:  /s/ Keith Meister
          ------------------------------
          Name:  Keith Meister
          Title: Chief Executive Officer


AMERICAN REAL ESTATE PARTNERS, L.P.

By:  American Property Investors, Inc., general partner

     By:  /s/ Keith Meister
          ------------------------------
          Name:  Keith Meister
          Title: Chief Executive Officer


AMERICAN PROPERTY INVESTORS, INC.

By:  /s/ Keith Meister
     ------------------------------
     Name:  Keith Meister
     Title: Chief Executive Officer


BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


BARBERRY CORP.

By:  /s/ Edward E. Mattner
     ---------------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


HOPPER INVESTMENTS LLC

By:  /s/ Edward E. Mattner
     ------------------------
     Name:  Edward E. Mattner
     Title: Vice President


HIGH RIVER LIMITED PARTNERSHIP

By:  Hopper Investments LLC, general partner

     By:  /s/ Edward E. Mattner
          ------------------------
          Name:  Edward E. Mattner
          Title: Vice President


DIXON GUARANTOR LLC

By:  High River Limited Partnership, Sole Member

     By:  Hopper Investments LLC, general partner

        By:  Barberry Corp., sole member

            By:  /s/ Edward E. Mattner
                 ---------------------------
                 Name:  Edward E. Mattner
                 Title: Authorized Signatory



          [Signature Page of Schedule 13D Amendment No. 1 re: Imclone]